Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

26 March 2004

04010900

04 MAR 26 AM 7:21

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **2 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
New Discovery at Coolgardie
dated 25 March 2004

Yours faithfully

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

M P WRIGHT
Executive Director

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

25 March 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: NEW DISCOVERY AT COOLGARDIE

Project Interests:

Herald Resources Ltd	**50%**
MPI Mines Ltd	**50%**

MPI Mines Ltd as manager of the Coolgardie JV has advised of a new gold discovery at Coolgardie, situated between the current Empress underground mine and the previously mined Tindals Lodes.

Two underground NQ2 diamond core holes have been drilled to intersect potential mineralised positions below previous mining on the Tindals Lodes. The drillholes were collared from close to the base of the Empress Mine development (1140RL level) and declined shallowly to the east.

The drilling intersected a new strongly altered and mineralised diorite lode located approximately mid-way between the Empress and Tindals. The Lode is some 130m laterally, and 30m below the deepest Empress development level.

Assay results from this lode are **10.26m @ 5.6g/t** (incl. 3.70m @ 8.20g/t and 4.50m @ 5.70g/t) in ED196, and **14.87m @ 4.66g/t** (incl. 7.21m @ 6.96g/t and 4.76m @ 3.97g/t) in ED197. Intercepts are close to true width and 10m vertically apart.

Mineralisation style is similar to that mined at Tindals and in the same rock type. A follow-up program of five holes will be drilled to define the dimensions and potential of this discovery.

An intercept of up to 15.39m @ 2.30g/t Au was returned from the Tindals Lode position.

Hole details and significant assay results are tabled below:

Significant Results (1.0 g/t Au lower cut)									
Prospect Tindals									
Grid North	**Grid East**	**Grid RL**	**Dip/ Azimuth**	**Total Depth (m)**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Lode**
9277.01	5079.75	1140.7	-19.5/90.5	311.7	133.33	144.10	10.26	5.60	New
					including		3.70	8.20	New
							4.50	8.70	New
9277.24	5078.84	1141.5	-23.3/93.6	310.3	131.11	145.98	14.87	4.66	New
					including		7.21	6.96	New
							4.76	3.97	New
					259.61	275.00	15.39	2.30	Tindals

Half-core NQ2 was sampled over intervals of up to 1m length and assayed for Au by fire-assay technique. Sample recovery was good throughout.

Yours faithfully

M P WRIGHT
Executive Director

N.B.
The information in this report is based on work supervised by Mr John Rowe who is a Member of the Australasian Institute of Mining & Metallurgy. Mr Rowe has the relevant experience as a 'Competent Person' as defined in the Australasian Code for Reporting of Mineral Resources and Ore Reserves in relation to the mineralisation being reported on. Mr Rowe is an employee of MPI Mines Ltd and consents to the inclusion of material in the form and content in which it appears.